www.lilly.com

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
U.S.A.

VIA EDGAR

June 12, 2014

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Eli Lilly and Company
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 19, 2014
File Number 001-06351

Dear Mr. Rosenberg:

Eli Lilly and Company (Lilly) respectfully submits this response to your letter dated June 3, 2014 commenting on our Form 10-K for the year ended December 31, 2013. For ease of reference, we repeat your comments prior to our responses.
Notes to Consolidated Financial Statements
Note 4. Collaborations, page 53

1.	Please refer to your response to our prior comment one:

•
You state "We account for our revenue arrangements that include multiple elements in accordance with ASC 605-25, Revenue Recognition - Multiple Element Arrangements." Please tell us whether you have any arrangements that are not considered revenue arrangements, and if so, tell us your accounting policy for the separation and allocation of these agreements.

•
You state "If multiple activities, rights, or deliverables do not have standalone value, they are combined into a single unit of accounting." As it is unclear how your reference to multiple activities and rights is contemplated under ASC 605-25, please revise your proposed disclosure to remove this reference or tell us why the activities and rights are distinct from deliverables. Further, please revise your disclosure to clarify your accounting policy when you determine that a deliverable, rather than multiple deliverables do not have standalone value.

•
You state "Operating expenses for costs incurred pursuant to these arrangements are reported in their respective expense line item, net of any payments made to or reimbursements received from our collaboration partners." Please tell us, and clarify in your proposed disclosure why you appear to account for these payments/reimbursements on a cash basis.

•	Your disclosure addresses your policy regarding classification of profit-sharing payments. Please revise your proposed disclosure to also state your recognition policy.

Response:
In response to your request in the first bullet point:
Certain arrangements disclosed in our Collaborations and Other Arrangements footnote meet the definition of a collaborative arrangement pursuant to ASC 808, Collaborative Arrangements ("ASC 808"). In these collaborations, both Lilly and our collaborative partner are active participants in the joint operating activity and are exposed to significant risks and rewards dependent on the development and commercial success of the drug candidate. We view certain of these collaborations as non-revenue arrangements.
ASC 808 establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. Although we recognize that ASC 808 does not address recognition and measurement matters, we analogize to other accounting literature for the various activities underlying our collaborations that result in cash consideration we either receive or pay in connection with these collaboration activities. We analogize to the multiple-element guidance in ASC 605-25 for the separation and allocation of non-revenue arrangements.
To clarify our accounting policy for the separation and allocation of consideration in our collaborative arrangements, in future filings beginning with our Form 10-Q for the quarter ended June 30, 2014, we will revise our disclosure in the Notes to Consolidated Financial Statements so that it is substantially as set forth in Attachment A.
In response to your request in the second bullet point:
We will revise our proposed disclosure for multiple-element arrangements in our Note 1, "Summary of Significant Accounting Policies" beginning with our Annual Report on Form 10-K for the year ended December 31, 2014, to remove the previously-proposed references to "activities and rights" and to clarify our accounting policy when we determine that a deliverable (rather than multiple deliverables) does not have standalone value, so that it is substantially as set forth below:

"In arrangements involving the delivery of more than one element, each required deliverable is evaluated to determine whether it qualifies as a separate unit of accounting. Our determination is based on whether the deliverable has "standalone value" to the customer. If a deliverable does not qualify as a separate unit of accounting, it is combined with the other applicable undelivered item(s) within the arrangement and these combined deliverables are treated as a single unit of accounting. The arrangement's consideration that is fixed or determinable is then allocated to each separate unit of accounting based on the relative selling price of each deliverable."

In response to your requests in the third bullet point:
We account for payments and reimbursements to/from our partners for operating expenses on an accrual basis as they become due. To clarify our recognition policies, in future filings beginning with our Form

10-Q for the quarter ended June 30, 2014, we will revise our disclosure in the Notes to Consolidated Financial Statements so that it is substantially as set forth in Attachment A.

In response to your request in the fourth bullet point:
We will revise our disclosure for revenue recognition in our Note 1, "Summary of Significant Accounting Policies" beginning with our Annual Report on Form 10-K for the year ended December 31, 2014, to add the following language regarding our recognition policy for profit-sharing payments from our collaboration partners:

"Profit-sharing due from our collaboration partners is recognized as collaboration and other revenue as earned."

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about these responses or require additional information, please contact me at 317-651-2310.

Sincerely,

ELI LILLY AND COMPANY

Donald A. Zakrowski
Vice President, Finance and
Chief Accounting Officer

Attachment A - Revised disclosure in the Notes to Consolidated Financial Statements

In response to your requests in the first and third bullet points, in future filings beginning with our Form 10-Q for the quarter ended June 30, 2014, we will revise our disclosure in the Notes to Consolidated Financial Statements so that it is substantially as set forth below (changes from past disclosure are underlined):

"We often enter into collaborative and other similar arrangements to develop and commercialize drug candidates. Collaborative activities may include research and development, marketing and selling (including promotional activities and physician detailing), manufacturing, and distribution. These arrangements often require milestone and royalty or profit-share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development, as well as expense reimbursements or payments to the collaboration partner. Elements within a collaboration are separated into individual units of accounting if they have standalone value from other elements within the arrangement. In these situations, the arrangement consideration is allocated to the elements on a relative selling price basis. Revenues related to products we sell pursuant to these arrangements are included in net product sales, while other sources of revenue (e.g., royalties and profit-sharing due from our partner) are included in collaboration and other revenue. Operating expenses for costs incurred pursuant to these arrangements are reported in their respective expense line item, net of any payments due to or reimbursements due from our collaboration partners, with such reimbursements being recognized at the time the party becomes obligated to pay."